UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report
EASTMAN CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-12626	62-1539359
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 South Wilcox Drive
Kingsport, Tennessee 37662
(Address of principal executive offices) (Zip Code)

Iké G. Adeyemi
Senior Vice President, Chief Legal Officer and Corporate Secretary (423) 229-2000
(Name and telephone number, including area code, of person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

__ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______________.

Section 1. Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report.
Conflict Minerals Disclosure
Eastman Chemical Company (including its consolidated subsidiaries, the “Company”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2025 to December 31, 2025 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

The Company may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, the “products”). As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the necessary conflict minerals included in its products during the Reporting Period, which the Company refers to as the “Subject Minerals”, to determine whether any such Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals were from recycled or scrap sources. Where applicable, the Company has conducted additional due diligence regarding the sources of the Subject Minerals. The results of the Company’s RCOI regarding the Subject Minerals, as well as its additional due diligence regarding the sources of such Subject Minerals, are contained in the Company’s Conflict Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD, and is publicly available at http://www.eastman.com/Investors/Pages/Conflict_Materials_Disclosure.aspx. The content on, or accessible through, any website referred to in this Form SD, including the accompanying exhibit incorporated by reference herein, is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02. Exhibit.

As specified in Section 3 of Form SD, the Company is filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2. Resource Extraction Issuer Disclosure

Item 2.01. Resource Extraction Issuer Disclosure and Report.

Not applicable.

Section 3. Exhibits

Item 3.01. Exhibits.

The following exhibit is filed as part of this Form SD.

Exhibit No.        Description
1.01            Conflict Minerals Report of Eastman Chemical Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EASTMAN CHEMICAL COMPANY

Date: May 29, 2026
By: /s/ Iké G. Adeyemi
Iké G. Adeyemi
Senior Vice President, Chief Legal Officer
and Corporate Secretary